Exhibit 99.(a)(1)(c)

Attached for your review is a voluntary opportunity to exchange fully vested, unexercised options with exercise prices equal to or greater than $7.90 per share for either new shares of vested stock or new vested options with a four year expiration date. In order to make your decision please review the attached documents:

1.	Cover Letter
2.	Offer to Exchange
3.	New Grant Agreement
4.	Your Election Form (on Exhibit A)

Additionally we have provided Stock Values Calculator to allow you to review how different stock prices might effect your election to keep your current options, elect to exchange your options for new options, or elect to exchange your options for new shares of common stock.

We will conduct a conference call on May 18th to review the Exchange Program and address any questions you may have about the materials provided. The dial in number for this call is 1-XXX-XXX-XXXX, entry code is XXXXXX#. We urge you to review the material prior to this call.

This 2007 Exchange Offer Program will expire on June 12th at 5pm EST and requires you to elect one of the choices provided before that time.